Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to announce Q2 financial results on August 2, 2017

Toronto, Ontario, June 26, 2017 – Kinross Gold Corporation (TSX:K; NYSE:KGC) plans to release its financial statements and operating results for the second quarter 2017 on Wednesday, August 2, 2017, after market close. On Thursday, August 3, 2017 at 8:00 a.m. ET Kinross will hold a conference call and audio webcast to discuss the results, followed by a question-and-answer session. The call-in numbers are as follows:

Canada & US toll-free – 1-800-319-4610

Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 1511 followed by #.

Outside of Canada & US – 1-604-638-9010; Passcode – 1511 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

www.kinross.com